UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Exact Name as Specified in its Charter)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Nasdaq Market Value of Listed Securities Regained Compliance

As previously reported, on August 11, 2025, Fast Track Group (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on its review of the Company’s Market Value of Listed Securities (“MVLS”) for the period from June 27, 2025 to August 8, 2025, the Company no longer met the MVLS requirement of Nasdaq under Nasdaq Listing Rules 5550(b)(2) to maintain a minimum MVLS of $35 million. Nasdaq had provided the Company with an 180 calendar days compliance period, or until February 9, 2026, in which to regain compliance with Nasdaq’s MVLS requirement.

On January 23, 2026, the Company received a letter from the Listing Qualifications Department of Nasdaq stating that based on the Form 6-K filed by the Company dated January 13, 2026 evidencing stockholders’ equity of $12,165,909, Nasdaq had determined that the Company is now in compliance with Listing Rule 5550(b)(1), and considered the matter closed.

Nasdaq Minimum Bid Price Compliance Extension

Also as previously reported, on August 13, 2025, the Company received a deficiency letter from the Listing Qualifications Department of Nasdaq indicating that, based on the closing bid price for the last 30 consecutive business days, the Company was not in compliance with the $1.00 minimum bid price requirement for continued listing Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided a period of 180 calendar days, or until February 9, 2026 (the “Initial Compliance Date”), to regain compliance with the Bid Price Rule. The Company did not regain compliance with the Bid Price Rule by the Initial Compliance Date.

By letter dated February 10, 2026, Nasdaq informed the Company that it will provide the Company with an additional 180 calendar days compliance period, or until August 10, 2026 (the “New Compliance Date”), in which to regain compliance with the Bid Price Rule. In the event that the Company does not regain compliance prior to the New Compliance Date, Nasdaq will provide notice that the Company’s securities will be subject to delisting, at which time the Company may appeal Nasdaq’s determination to a Hearings Panel.

On February 12, 2026, the Company issued a press release entitled “FAST TRACK GROUP Granted 180-Day Extension to Regain Compliance with Nasdaq Minimum Bid Price Requirement.”

A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Number	Description of Exhibit

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 12, 2026

FAST TRACK GROUP

By:	/s/ Lim Sin Foo, Harris
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director